UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

EARTHWORKS ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, $0.0015 PAR VALUE

(Title of Class of Securities)

27032F 10 1

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & CO., LTD.

99 HIGH STREET, 7TH FLOOR

BOSTON, MA 02210 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

CIRA CENTRE

2929 ARCH STREET

PHILADELPHIA, PENNSYLVANIA 19104-2808

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

May 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27032F 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,652,342
8 SHARED VOTING POWER

13,390,511
9 SOLE DISPOSITIVE POWER

3,652,342
10 SHARED DISPOSITIVE POWER

13,390,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,042,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 27032F 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.P. BAKER & CO., LTD. 04-3062259
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

480,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 27032F 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CIMAROLO PARTNERS LLC 83-0375081
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,900,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 27032F 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ANASAZI PARTNERS III OFFSHORE, LTD. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,875,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 27032F 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ANASAZI PARTNERS III, LLC 83-0375085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,075,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 27032F 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ANASAZI PARTNERS II, LLC 04-3626281
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

980,522
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

980,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

980,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 27032F 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Z-Force Partners, LLC. 20-1601282
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,079,989
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,079,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,079,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

This Amendment No. 2 amends the Statement on Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission on May 12, 2004, as amended on June 15, 2005, by Christopher P. Baker (“Mr. Baker”); C.P. Baker & Co., Ltd., a Delaware corporation (“CPBC”); Cimarolo Partners, LLC, a Delaware limited liability company (“Cimarolo”); Anasazi Partners III Offshore, Ltd., a British Virgin Islands corporation (“Anasazi Offshore”); Anasazi Partners III, LLC, a Delaware limited liability company (“Anasazi III”); Anasazi Partners II, LLC, a Delaware limited liability company (“Anasazi II”); and Z-Force Partners, LLC, a Delaware limited liability company (“Z-Force” and collectively, Mr. Baker, CPBC, Cimarolo, Anasazi Offshore, Anasazi III, Anasazi II, and Z-Force, the “Reporting Persons”) (the “Schedule 13D”). Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Statement.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 relates to the acquisition of shares of Common Stock, par value $.0015 per share (the “Common Stock”), of Earthworks Entertainment, Inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 6467 Zuma View Place, Suite 160, Malibu CA, 90256.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 is hereby amended and restated in its entirety as follows:

Between December 8, 2003 and July 12, 2004, Mr. Baker acquired 402,300 shares of Common Stock on the open market for a total purchase price of $73,244.47. Mr. Baker acquired an additional 20,000 shares of Common Stock through the exercise of warrants on October 31, 2003 with an exercise price of $0.15 per share of Common Stock. Mr. Baker obtained 68,375 shares of Common Stock through a distribution by Anasazi Partners, L.P. to C.P. Baker, LLC, a limited liability company of which Mr. Baker is the sole member and manager. On December10, 2003, Mr. Baker, as custodian pursuant to the Uniform Gifts of Minors Act (the “UGMA”), acquired 10,000 shares of Common Stock on the open market for the accounts of each of his children, Christina Baker and Derek Baker, for a purchase price of $1,833.95 per account. On March 8, 2004, Mr. Baker acquired an additional 5,000 shares of Common Stock on the open market for the accounts of Christina Baker and Derek Baker for a purchase price of $921.45 per account. The source of the funds used for the purchase of securities was individual funds. On December 12, 2003, Adrienne Baker, Mr. Baker’s wife, acquired 50,000 shares of Common Stock on the open market for a total purchase price of $8,883.95, and, on March 8, 2004, Adrienne Baker acquired 25,000 shares of Common Stock on the open market for a total purchase price of $4,571.45. The source of the funds used for the purchase of securities was individual funds. Mr. Baker disclaims beneficial ownership of the shares owned by accounts for his children and wife.

On May 12, 2004, Mr. Baker, Cimarolo, Anasazi Offshore, Anasazi II, Anasazi III and certain other parties (collectively, the “Purchasers”), entered into a Note and Warrant Purchase Agreement (the “Note Purchase Agreement”) with the Company, pursuant to which the Purchasers purchased convertible promissory notes, convertible into Common Stock at a conversion price of $0.08 per share (the “Notes”), and warrants for the purchase of Common Stock exercisable at $0.15 per share (the “Warrants”) from the Company. Under the Note Purchase Agreement, each of Mr. Baker, Cimarolo, Anasazi Offshore and Anasazi III purchased $150,000 principal amount of Notes and 500,000 Warrants, and Anasazi II purchased $50,000 principal amount of Notes and 166,667 Warrants. The source of the funds used for the purchase of the securities by Mr. Baker was personal funds, and the source of the funds used for the purchase of the securities by Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II was working capital.

On May 5, 2004, CPBS entered into an Engagement Letter Agreement (the “Engagement Letter”) with the Company, pursuant to which CPBS agreed to use its best efforts to raise money for the

Company in exchange for a percentage of the funds raised and warrants for the purchase of Common Stock exercisable at $0.25 per share (the “Engagement Warrants”). CPBS then assigned its rights to the Engagement Warrants to CPBC. As a result of the funds raised through the Note Purchase Agreement, the Company issued 480,000 Engagement Warrants to CPBC with an expiration date of June 14, 2007. The Engagement Warrants were issued as payment for services rendered and no funds were paid by CPBS.

On March 11 and 12, 2004, Cimarolo acquired 25,000 shares of Common Stock on the open market for a total purchase price of $4,387.24. The source of the funds used for the purchase of securities was working capital.

Between December 8, 2004 and December 15, 2004, Anasazi III acquired 200,000 shares of Common Stock on the open market for a total purchase price of $33,694.75. The source of the funds used for the purchase of securities was working capital.

On May 23, 2000, C.P. Baker Venture Fund I, L.P., a Delaware limited partnership (“Venture Fund”), acquired 16,750 shares of Common Stock pursuant to a Subscription Agreement, dated April 20, 2000 by and between Venture Fund and the Company (the “Subscription Agreement”), attached as Exhibit 99.P to previous amendments hereto. Venture Fund was merged into Anasazi II on September 30, 2002. On October 10, 2002, Anasazi II acquired an additional 5,438 shares of Common Stock due to an adjustment of the conversion rate pursuant to the Subscription Agreement. The source of the funds used for the initial purchase of securities was working capital.

On June 15, 2005, the Company entered into that certain First Amendment to Senior Secured Convertible Promissory Note (copies of which are attached as Exhibit 99.Q-U to previous amendments hereto) with each of Mr. Baker, Cimarolo, Anasazi Offshore, Anasazi III, and Anasazi II (the “Lenders”), pursuant to which each such Lender agreed to extend to May 12, 2006, the maturity of its respective promissory notes dated as of December 17, 2004 and May 12, 2004, each as amended (the original Notes are described above). In exchange for granting such extension, the Company granted to the Lenders, three year warrants to acquire Common Stock at $0.15 per share, in the following amounts: (i) Mr. Baker, 666,667 shares, (ii) Cimarolo, 500,000 shares, (iii) Anasazi Offshore, 500,000 shares, (iv) Anasazi III, 500,000 shares, and (v) Anasazi II, 166,667 shares.

On May 16, 2006, the Company entered into Agreements Regarding and Amendments to Senior Secured Convertible Promissory Notes (forms of which are attached hereto as Exhibit 99.V) and Warrant Amendments (forms of which are attached hereto as Exhibit 99.W) with each of the Lenders, pursuant to which each such Lender agreed to extend to November 13, 2006, the maturity of its respective promissory notes dated as of December 17, 2004 and May 12, 2004, each as amended (the original Notes are described above). In exchange for granting such extension, the Company agreed to (i) certain negative and affirmative covenants, (ii) acceleration of the maturity date of the notes to a demand note upon certain breaches of the Company, (iii) the issuance of shares of Common Stock of the Company (with registration rights) as a penalty in the event of certain breaches of the Company, (iv) the implementation of “full ratchet” antidilution protection in the event of certain breaches of the Company, and (v) and amendment to the warrants described above to provide for a decrease in the exercise price of such warrants from $.15 per share to $.12 per share.

On September 7, 2004, the Company entered into that certain Z-Force Enterprises Interest Purchase Agreement with Z-Force Enterprises, LLC, a Delaware limited liability company and partially owned subsidiary of the Company (“Enterprises”), and Z-Force, a copy of which is attached as Exhibit 99.V. This agreement was an executory contract pursuant to which Enterprises agreed to sell to Z-Force, membership interests in Enterprises. As additional inducement to the sale of the membership interests in Enterprises, the Company agreed to issue to Z-Force three year warrants to acquire shares of Common Stock at $0.15 per share (“2004 Warrants”). At two separate closings, held on December 28, 2004 and February 3, 2005, Enterprises sold to Z-Force a total of a 21.18% interest in Enterprises in exchange for (i) $2,542,000 in cash, and (ii) 3,079,989 2004 Warrants. The source of the funds used for the purchase of securities was working capital

On June 13, 2004, Mr. Baker acquired 15,000 shares of Common Stock in open market purchases for a total purchase price of $1,200. The source of the funds used for the purchase of securities was personal funds.

Mr. Baker disclaims beneficial ownership of the shares owned by Cimarolo, Anasazi Offshore, Anasazi II, Anasazi III, and Z-Force, except to the extent of his pecuniary interest therein.

ITEM 4 PURPOSE OF TRANSACTION. Item 4 is hereby amended and restated in its entirety as follows:

The transactions were solely for investment purposes. Each of the Reporting Persons intends to review, from time to time, its investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, each of the Reporting Persons may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, no Reporting Person has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) Set forth below is the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Shares reported as beneficially owned by each of CPBC, Cimarolo, Anasazi Offshore, Anasazi III, Anasazi II, and Z-Force are also reported as beneficially owned by Mr. Baker, as the President of CPBC and sole member and manager of (i) C.P. Baker, LLC, the manager of each of Cimarolo, Anasazi Offshore, Anasazi III and Anasazi II, and (ii) Z-Force Managers, LLC, the manager of Z-Force. Unless otherwise indicated below, by reason of such relationships each of CPBS, Cimarolo, Anasazi Offshore, Anasazi III, Anasazi II and Z-Force is reported as having shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, such shares of Common Stock with Mr. Baker.

Mr. Baker beneficially owns 3,652,342 of Common Stock or 5.3% of the outstanding shares of Common Stock of the Company consisting of 505,675 shares of Common Stock, a promissory note convertible into 1,875,000 shares of Common Stock and 1,166,667 warrants. Mr. Baker may be deemed to beneficially own 15,000 shares owned by each of UGMA accounts for Mr. Baker’s children, Christina Baker and Derek Baker, for which he serves as custodian, and 75,000 shares owned by Mr. Baker’s wife, Adrienne Baker, for which Mr. Baker disclaims beneficial ownership.

Mr. Baker may also be deemed to own 13,390,511 shares of Common Stock by reason of his being the President of CPBC and the sole member and manager of (i) C.P. Baker, LLC, the manager of each of Cimarolo, Anasazi

Offshore, Anasazi III and Anasazi II, and (ii) Z-Force Managers, LLC, the manager of Z Force. Mr. Baker disclaims beneficial ownership of such shares held by CPBC, Cimarolo, Anasazi Offshore, Anasazi III, Anasazi II, and Z-Force except to the extent of his pecuniary interest therein.

CPBC beneficially owns 480,000 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock, consisting of 480,000 warrants for the purchase of Common Stock.

Cimarolo beneficially owns 2,900,000 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock, consisting of 25,000 shares of Common Stock, 1,875,000 shares of Common Stock convertible from a promissory note and 1,000,000 warrants.

Anasazi Offshore beneficially owns 2,875,000 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock, consisting of 1,875,000 shares of Common Stock convertible from a promissory note and 1,000,000 warrants.

Anasazi III beneficially owns 3,075,000 shares of Common Stock, representing approximately 4.4% of the outstanding shares of Common Stock, consisting of 200,000 shares of Common Stock, 1,875,000 shares of Common Stock convertible from a promissory note and 1,000,000 warrants.

Anasazi II beneficially owns 980,522 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock, consisting of 22,188 shares of Common Stock, 625,000 shares of Common Stock convertible from a promissory note, and 333,334 warrants.

Z-Force beneficially owns 3,079,989 shares of Common Stock representing approximately 4.4% of the outstanding shares of Common Stock, consisting entirely of warrants.

Mr. Baker may be deemed to beneficially own an aggregate of 17,042,853 shares of Common Stock, or 20.3% of the outstanding shares of Common Stock of the Company.

All percentages set forth in this Schedule 13D are based upon 67,705,894 outstanding shares of Common Stock as represented by the Company in its 10Q filing dated as of May 12, 2006.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Item 6 is hereby supplemented as follows:

On May 16, 2006, the Company entered into Agreements Regarding and Amendments to Senior Secured Convertible Promissory Notes (forms of which are attached hereto as Exhibit 99.V) and Warrant Amendments (forms of which are attached hereto as Exhibit 99.W) with each of the Lenders, pursuant to which each such Lender agreed to extend to November 13, 2006, the maturity of its respective promissory notes dated as of December 17, 2004 and May 12, 2004, each as amended (the original Notes are described above). In exchange for granting such extension, the Company agreed to (i) certain negative and affirmative covenants, (ii) acceleration of the maturity date of the notes to a demand note upon certain breaches of the Company, (iii) the issuance of shares of Common Stock of the Company (with registration rights) as a penalty in the event of certain breaches of the Company, (iv) the implementation of “full ratchet” antidilution protection in the event of certain breaches of the Company, and (v) and amendment to the warrants described above to provide for a decrease in the exercise price of such warrants from $.15 per share to $.12 per share.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Baker and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS. Item 7 is hereby supplemented as follows:

99.A	Joint Filing Agreement

99.V	Form of Agreement Regarding and Amendment to Senior Secured Convertible Promissory Note

99.W	Form of Warrant Amendment

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2006

By:	/s/ Christopher P. Baker
Christopher P. Baker

C.P. BAKER & CO., LTD.

By:	/s/ Christopher P. Baker
Christopher P. Baker
President

ANASAZI PARTNERS III, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

By:	/s/ Christopher P. Baker ,
Manager
Name: Christopher P. Baker

ANASAZI PARTNERS III OFFSHORE, LTD.

By:	C.P. Baker, LLC,
the Manager of the Fund

By:	/s/ Christopher P. Baker ,
Manager
Name: Christopher P. Baker

CIMAROLO PARTNERS, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

By:	/s/ Christopher P. Baker ,
Manager
Name: Christopher P. Baker

ANASAZI PARTNERS II, LLC

By:	C.P. Baker, LLC,
the sole Manager of the Fund

By:	/s/ Christopher P. Baker ,
Manager
Name: Christopher P. Baker

Z-FORCE PARTNERS, LLC

By:	Z-Force Managers LLC,
The sole Manager of the Fund

By:	/s/ Christopher P. Baker
Manager
Name: Christopher P. Baker

EXHIBIT INDEX

No.	Description
99.A	Joint Filing Agreement

99.V	Form of Agreement Regarding and Amendment to Senior Secured Convertible Promissory Note

99.W	Form of Warrant Amendment